

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India


10015163

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
न्द्रीय कार्यालय, तीसरी मंजिल,
, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
t, Central Office, 3rd Floor, Varma Chambers,
rcle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date 29.01.2010
Ref. No. :
CC/S&B/VKJ/ 2942

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : LIMITED REVIEW REPORT
OF UNAUDITED FINANCIAL RESULTS OF THE BANK
FOR THE QUARTER ENDED – 31ST DECEMBER, 2009

We enclose for your information, a copy of our letter No. CC/S&B/VKJ/ 2934dated 29.01.2010, addressed to Bombay Stock Exchange, Mumbai, alongwith a copy of Limited Review Report.

Yours faithfully,


(Man Mohan Pathak)
General Manager

Encl. as above

2/4



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | **Fax :** 022 - 22633470 / 3471 | **E-mail :** gm.snb@sbi.co.in

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 29.01.2010

Ref. No. : CC/S&B/VKJ/ 2934

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT : LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF THE BANK FOR THE QUARTER ENDED – 31ST DECEMBER, 2009

In terms of Clause 41 of the Listing Agreement, we forward herewith a copy of the Limited Review report of unaudited financial results of the Bank for the quarter ended the 31st December, 2009.

Yours faithfully,



(Man Mohan Pathak)
General Manager

Encl. as above

To
The Board of Directors,
State Bank of India,
State Bank Bhavan,
Madam Cama Road,
Mumbai- 400021

FILE NO. 82.4524

LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF STATE BANK OF INDIA FOR THE PERIOD ENDED 31ST DECEMBER 2009

1. We, the undersigned Auditors, have reviewed the accompanying statement of unaudited financial results of State Bank of India for the nine months ended December 31, 2009. This statement is the responsibility of the Bank's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

2 We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, "Engagements to Review Financial Statements" issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

3. The financial results incorporate the relevant returns of **42** branches reviewed by us, **65** branches reviewed by other Chartered Accountants as Concurrent Auditors of the Bank (including **26** Foreign Offices reviewed by local auditors specially appointed for this purpose), **328** branches reviewed by Bank's own officials acting as Concurrent Auditors, the returns of **293** branches certified by Branch Managers as per instructions of the Bank's Management and un-reviewed returns in respect of **11834** branches. In the conduct of our review, in addition to **42** branches reviewed by us, we have relied on the review reports received from the Bank's Concurrent Auditors, local auditors of Foreign Offices and Branch Managers of domestic branches, aggregating to **728** branches / offices. Apart from these review reports, in the conduct of our review, we have also relied upon various returns received from the branches of the Bank. These review reports, including those of **293** branches' returns certified by Branch Managers as per instructions of the Bank's Management, cover **56.29%** of the advances portfolio excluding outstanding of asset recovery branches and food credit advance of the bank. Further, this review also covers **57.36%** of Non Performing Advances (NPAs) as on December 31, 2009, including those certified at **293** branches by the Branch Managers as per instructions of the Bank's Management.

4. We invite attention to Note No.10 regarding classification of outstandings of Rs.1530 crores as on 31.12.2009 in the accounts of 'other farmers' (under Agricultural Debit Waiver and Debt Relief Scheme, 2008) as Standard Asset under IRAC norms, awaiting decision of Government of India on request by Bank for extension of repayment date, impact whereof on the Financial Results not ascertained.



5. Based on our review conducted as above, subject to limitation in scope as mentioned in para 3 and read with para 4 above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with applicable accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

A K Sabat & Co.,
Chartered Accountants

D. Vijaya Kumar
Partner : M.No.051961

V K Jindal & Co.,
Chartered Accountants

V. K. Jindal
Partner : M.No. 070766

Dutta Sarkar & Co.,
Chartered Accountants

B.K.Dutta
Partner : M.No. 016175

Gupta & Shah
Chartered Accountants

Sharad Shah
Partner : M.No.070601

B.M.Chatrath & Co
Chartered Accountants

Sukhpreet S. Sidhu
Partner : M.No.052187

K.K.Soni & Co.,
Chartered Accountants

K. K. Soni
Partner : M.No.7737

Venugopal & Chenoy.,
Chartered Accountants

D.V. Jankinath
Partner : M.No.29505

Essveeyar
Chartered Accountants

R. Vijayaraghavan
Partner : M.No. 022442

K.G.Somani & Co
Chartered Accountants

B.Maheshwari
Partner : M.No. 088155

Dagliya & Co.
Chartered Accountants

P.Manohara Gupta
Partner : M.No. 016444

K.C.Mehta & Co.
Chartered Accountants

Milin Mehta
Partner : M.No. 038665

Kalyaniwalla & Mistry
Chartered Accountants

Darius Z. Fraser
Partner : M.No. 042454

M.Verma & Associates
Chartered Accountants

Madan Verma
Partner : M No.080939

Krishnamoorthy& Krishnamoorthy
Chartered Accountants

C.R.Rema
Partner: M.No. 029182

Mumbai
25th January 2010.

STATE BANK OF INDIA

Central Office, Mumbai - 400 021.

UNAUDITED FINANCIAL RESULTS FOR THE PERIOD ENDED 31ST DECEMBER 2009

(Rs.in crores)

		Particulars	State Bank of India				
			Quarter ended		9Month ended		Year ended
			31.12.2009 (Reviewed)	31.12.2008 (Reviewed)	31.12.2009 (Reviewed)	31.12.2008 (Reviewed)	31.03.2009 (Audited)
1		Interest Earned (a) + (b) + (c) + (d)	17779.69	17080.34	53028.33	46446.04	63788.43
	(a)	Interest/discount on advances / bills	12639.37	12836.62	37665.32	34332.68	46404.71
	(b)	Income on Investments	4433.30	4006.58	13283.97	11343.23	15574.11
	(c)	Interest on balances with Reserve Bank of India and other inter bank funds	240.71	173.77	1294.26	582.64	1474.38
	(d)	Others	466.31	63.37	784.78	187.49	335.23
2		Other Income	3365.71	3225.56	10459.62	7972.57	12690.79
3		TOTAL INCOME (1+2)	21145.40	20305.90	63487.95	54418.61	76479.22
4		Interest Expended	11463.39	11322.15	36078.33	30414.84	42915.29
5		Operating Expenses (i) + (ii)	5063.87	4501.12	14282.59	11365.59	15648.70
	(i)	Employee cost	3117.48	3045.56	9162.89	7397.71	9747.31
	(ii)	Other Operating Expenses	1946.39	1455.56	5119.70	3967.88	5901.39
6		TOTAL EXPENDITURE (4) + (5) (excluding Provisions and Contingencies)	16527.26	15823.27	50360.92	41780.43	58563.99
7		OPERATING PROFIT (3 - 6) (before Provisions and Contingencies)	4618.14	4482.63	13127.03	12638.18	17915.23
8		Provisions (other than tax) and Contingencies (net of write-back)	856.61	196.83	2045.42	2356.92	3734.57
		--- of which provisions for Non-performing assets	443.67	515.07	2675.29	1178.72	2474.97
9		Exceptional Items	0.00	0.00	0.00	0.00	0.00
10		Profit from Ordinary Activities before tax (7-8-9)	3761.53	4285.79	11081.61	10281.26	14180.66
11		Tax expenses	1282.48	1807.37	3782.16	3902.33	5059.42
12		Net Profit from Ordinary Activities after tax (10-11)	2479.05	2478.42	7299.45	6378.93	9121.24
13		Extraordinary items (net of tax expense)	0.00	0.00	0.00	0.00	0.00
14		Net Profit for the period (12-13)	2479.05	2478.42	7299.45	6378.93	9121.24
		Share of Minority	0.00	0.00	0.00	0.00	0.00
15		Net Profit after Minority Interest	2479.05	2478.42	7299.45	6378.93	9121.24
16		Paid-up equity share capital (Face Value of Rs. 10 per share)	634.88	634.88	634.88	634.88	634.88
17		Reserves excluding Revaluation Reserves (as per balance sheet of previous accounting year)	57312.81	48401.19	57312.81	48401.19	57312.81
18		Analytical Ratios					
	(i)	Percentage of shares held by Government of India	59.41%	59.41%	59.41%	59.41%	59.41%
	(ii)	Capital Adequacy Ratio					
		Basel I	12.32%	13.35%	12.32%	13.35%	12.97%
		Basel II	13.77%	13.72%	13.77%	13.72%	14.25%
	(iii)	Earnings Per Share (EPS) (in Rs.)					
		(a) Basic and diluted EPS before Extraordinary items (net of tax expense)	39.05	39.04	114.97	100.57	143.77
			(not annualised)		(not annualised)		
		(b) Basic and diluted EPS after Extraordinary items	39.05	39.04	114.97	100.57	143.77
			(not annualised)		(not annualised)		
	(iv)	NPA Ratios					
		(a) Amount of gross non-performing assets	18861.17	12722.67	18861.17	12722.67	15714.00
		(b) Amount of net non-performing assets	11270.79	6978.25	11270.79	6978.25	9677.42
		(c) % of gross NPAs	3.11%	2.50%	3.11%	2.50%	2.86%
		(d) % of net NPAs	1.88%	1.39%	1.88%	1.39%	1.79%
	(v)	Return on Assets (Annualised)	0.94%	1.07%	0.94%	1.02%	1.04%
19		Public Shareholding					
		--- No. of shares	257673022	257673022	257673022	257673022	257673022
		--- Percentage of Shareholding	40.59%	40.59%	40.59%	40.59%	40.59%
20		Promoters and Promoter Group Shareholding					
	(a)	Pledged/Encumbered					
		Number of Shares	NIL				
		Percentage of Shares (as a percentage of the total shareholding of promoterand promotor group)	NIL				
		Percentage of Shares (as a percentage of the total share capital of the company)	NIL				
	(b)	Non-encumbered					
		Number of Shares	377207200	377207200	377207200	377207200	377207200
		Percentage of Shares (as a percentage of the total shareholding of promoterand promotor group)	100.00%	100.00%	100.00%	100.00%	100.00%
		Percentage of Shares (as a percentage of the total share capital of the company)	59.41%	59.41%	59.41%	59.41%	59.41%

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

	Particulars	Quarter ended		9 Month ended		Year ended
		31.12.2009 (Reviewed)	31.12.2008 (Reviewed)	31.12.2009 (Reviewed)	31.12.2008 (Reviewed)	31.03.2009 (Audited)
	Segment Revenue (Income)					
a	Treasury Operations	5313.10	6004.12	17693.02	14647.51	19838.88
b	Corporate / Wholesale Banking Operations	6021.08	6426.92	18757.79	15935.66	24241.41
c	Retail Barking Operations	9442.44	7874.86	26668.36	23835.44	32398.93
d	Add / (Less) : Unallocated	368.78	0.00	368.78	0.00	0.00
	Total	21145.40	20305.90	63487.95	54418.61	76479.22
	Segment Results (Profit before tax)					
a	Treasury Operations	-93.54	1476.38	4589.55	768.20	3744.64
b	Corporate / Wholesale Banking Operations	1324.05	1538.30	3745.30	4139.34	5071.12
c	Retail Banking Operations	2806.60	1720.66	4270.43	6685.62	7222.86
	Total	4037.11	4735.34	12605.28	11593.16	16038.62
	Add / (Less) : Unallocated	-275.58	-449.55	-1523.67	-1311.90	-1857.96
	Operating Profit	3761.53	4285.79	11081.61	10281.26	14180.66
	Less : Income Tax	1282.48	1807.37	3782.16	3902.33	5059.42
	Less : Extraordinary Profit / Loss	0.00	0.00	0.00	0.00	0.00
	Net Profit	2479.05	2478.42	7299.45	6378.93	9121.24
	Capital Employed (Segment Assets - Segment Liabilities)					
a	Treasury Operations	19303.77	13166.77	19303.77	13166.77	19303.77
b	Corporate / Wholesale Banking Operations	15672.85	29478.56	15672.85	29478.56	15672.85
c	Retail Banking Operations	22971.07	6387.33	22971.07	6387.33	22971.07
	Total	57947.69	49032.66	57947.69	49032.66	57947.69

(Segment Assets and Liabilities are as on 31st March of the previous year)

The above results have been approved by the Central Board of the Bank on the meeting held on 25th January 2010 and were subjected to "Limited Review" by the Bank's Statutory Central Auditors.

Notes:

1. The working results for the nine months ended 31st December 2009 have been arrived at after considering necessary provisions for NPAs, standard assets, standard derivative exposures and investment depreciation on the basis of prudential norms issued by RBI and other provisions made on an estimated basis for Bonus, Employees' Benefits (except Pension liability ascertained actuarially and accounted for), Income Tax (after adjustment for deferred tax), Wealth Tax and for other items/assets.

2. During the quarter ended 31st December 2009, the Bank has inducted Joint Venture partner 'Insurance Australia Group' in SBI General Insurance Co. Ltd. with 26% of equity share holding. The Bank has also invested additional amount of Rs.91.00 crores in the Company during the quarter ended 31st December 2009 with the current share holding at 74%.

3. For SBI Macquarie Infrastructure Fund, the regulatory approvals are in place. The trustee company by the name "SBI Macquarie Infrastructure Trustee Private Limited" for the Domestic leg of the fund has been incorporated on 5th October 2009. However, the business has not yet commenced, as this is predicted on closure of the domestic fund raising programme, which is currently under way.

4. The Bank infused Rs.88.19 crores as equity in SBI Canada during this quarter.

5. The Bank infused Rs.30.00 crores as equity in SBI Cards & Payment Services P Ltd., during this quarter.

6. The Bank infused Rs.15.03 crores towards equity in Nepal SBI Bank Ltd during this quarter.

7. The bank has signed MOU in October, 2008 with State General Reserve Fund (SGRF) of Oman, for a general purpose private equity fund. While the RBI approval has been received, the approval of Govt. of India is still awaited.

8. Government of India has accorded sanction vide its letter dated 8th October 2009 to the Bank for entering into negotiations for acquiring the business, including assets and liabilities of State Bank of Indore wherein the Bank holds 98.05% stake.

9. As per Agricultural Debt Waiver and Debt Relief (ADW&DR) Scheme 2008, the amounts receivable from the Central Government on account of debt waiver being Rs. 1883 Crores (net of receipts from Government till date) and debt relief being Rs. 941 Crores are treated as part of advances in accordance with the Scheme.

10. As per RBI Guidelines, the last date for payment of share of "other farmers" eligible for relief under ADW&DR Scheme, 2008 was 31st December, 2009 and wherever the payments are delayed by the farmers beyond 31st December, 2009 the outstanding amounts in relevant accounts are to be treated as NPA per IRAC norms, read with the guidelines in this regard. Pending decision by Ministry of Finance, Government of India based on request by the Bank in view of the severe drought/ flood conditions, for extension of the last date of payment to 30.06.2010 for such farmers, the Bank continues to classify the IRAC status of remaining 'unrecovered' Debt Relief Accounts under the scheme aggregating to Rs.1530 crores as Standard Assets as on 31.12.2009 (against which Rs.165 crores provision is held).

11. The Bank has implemented a special home loan scheme for the period December, 2008 to June 2009, arising out of which one time premium has been paid covering the lives of the borrowers over the tenure of the home loan availed. The total premium paid upto 30.09.2009 amounting to Rs. 151.37 Crores on account of such scheme is being charged off over average loan period of 15 years and accordingly 1/15th of the premium amount has been charged off during the period.

12. The Eighth Bipartite Settlement entered into by the Indian Banks' Association on behalf of the member Banks with the All India Unions of Workmen expired on 31st October 2007. Pending the execution of a new agreement, a provision of Rs. 2076 Crores has been made during the nine months period ended 31st December 2009 of which Rs. 483 Crores is for the current quarter

(aggregating to Rs. 4086 Crores for the period November 2007 till December 2009) for the Bank's estimated liability in respect of wage revision.

13. The figures of the current period include the working results of the branches of erstwhile State Bank of Saurashtra (SBS) consequent to its merger with the Bank in August 2008. Hence, the figures of the previous period are strictly not comparable.

14. Number of Investors' Complaints received and disposed of during the quarter ended 31st December 2009:
    (i) Pending at the beginning of the quarter – nil. (ii) Received during the quarter – 95
    (iii) Disposed of during the quarter – 95 (iv) Lying unresolved at the end of the quarter – nil.

15. Previous period figures have been regrouped/reclassified, wherever necessary, to conform to current period classification.



R. SRIDHARAN
Managing Director and CE(A&S)



O. P. BHATT
Chairman

In terms of our Review Report of even date

A K Sabat & Co.,
Chartered Accountants



D. Vijaya Kumar
Partner : M.No.051961

V K Jindal & Co.,
Chartered Accountants



V. K. Jindal
Partner : M.No. 070766

Dutta Sarkar & Co.,
Chartered Accountants



B.K.Dutta
Partner : M.No. 016175

Gupta & Shah
Chartered Accountants



Sharad Shah
Partner : M.No.070601

B.M.Chatrath & Co
Chartered Accountants



Sukhpreet S. Sidhu
Partner : M.No.052187

K.K.Soni & Co.,
Chartered Accountants



K. K. Soni
Partner : M.No.7737

Venugopal & Chenoy.,
Chartered Accountants



D.M.Jaganath
Partner : M.No.29505

Essveeyar
Chartered Accountants



R. Vijayaraghavan
Partner : M.No. 022442

K.G.Somani & Co
Chartered Accountants



B.Maheshwari
Partner : M.No. 088155

Dagliya & Co.
Chartered Accountants



P.Manohara Gupta
Partner : M.No. 016444

K.C.Mehta & Co.
Chartered Accountants



Milin Mehta
Partner : M.No. 038665

Kalyaniwalla & Mistry
Chartered Accountants



Darius Z Fraser
Partner : M.No. 042454

M.Verma & Associates
Chartered Accountants



Madan Verma
Partner : M No.080939

Krishnamoorthy& rishnamoorthy
Chartered Accountants



C.R.Rema
Partner: M.No. 029182

Mumbai
25th January 2010.